

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 2, 2011

Antonio Treminio
Chief Executive Officer and Chief Financial Officer
Novo Energies Corporation
750 Cote de Place d'Armes, Suite 64
Montréal,Québec Canada H2Y 2X8

> **Re:**   **Novo Energies Corporation**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2010**
> **Filed July 14, 2010**
> **File No. 000-53723**

Dear Mr. Treminio:

We issued comments to you on the above letter on December 27, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 16, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 16, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Angela Halac, Staff Accountant, at (202) 551-3398 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant